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                                                                  Exhibit 10.5

June 7, 1999


Charles H. Cremens
345 Highland Street
Weston, MA  02493

Dear Chuck:

This is to confirm the terms of our offer of employment (subject to formal Board approval on June 10, 1999):

Title: President and Chief Operating Officer. Subject to election by the shareholders on an annual basis, you will also serve as a Director of the Company. Reporting To: Chairman and Chief Executive Officer
Base Salary:  $240,000 per annum.
Annual Bonus: Discretionary. As determined by the CEO and approved by the Compensation Committee. The range for senior management is 0-100% of base salary.
Fringe Benefits: All those at the EVP level and for regular employees. This includes vacation, health, life and disability insurance and severance payments. Details are in the stock-option award agreement, S-3 filings and Personnel Handbook.
Special Benefits: Reimbursement for travel and boarding expenses to and from Boston once weekly for up to one year. Special Bonus upon equity realization event in conformance with the plan approved by the Compensation Committee on June 10, 1999.
Stock Options: 5,000 options granted effective June 10, 1999 under the terms of the amended KEIP at $7.00 per share strike price (replaces the 5,000 Director options which were to be granted to you under our previous consulting agreement).
Responsibilities: The overall operations and running of the Company and its subsidiaries including, but not limited to, direct oversight of all compensation-related matters and the performance of all the business units.

Chuck, I am pleased that we will be working together. Assuming Board approval, I am planning to make this effective June 10, 1999.


Sincerely,



Shekar Narasimhan


Accepted and Agreed to: _______________
                        Chuck Cremens